Thursday, September 05, 2002

FILED VIA EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Request for Withdrawal of Registration Statement on Form S-8 Corporation
 Millennium Capital Venture Holdings, Inc.
File No.: 333-86544

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the "1933 Act"), submitted electronically via the EDGAR system, please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the "SEC") for an order permitting Millennium Capital Venture Holdings, Inc. (the "Registrant") to withdraw the Registration Statement on Form S-8 filed by the Registrant on April 18, 2002 (the "Registration Statement").

As of the date hereof, although the Registration Statement became effective upon filing, the Registrant has not sold any securities in this offering or otherwise pursuant to the Registration Statement. The withdrawal is being sought due to the fact that the Registrant, at its present stage of constituting a "blank check company" does not qualify for use of a Form S-8. The Registrant was not aware of this fact at the time that the Registration Statement was filed. The undersigned legal counsel for the Registrant attempted in May and June to communicate with the SEC via telephone regarding the proper way to withdraw the Registration Statement but did not become aware of the proper procedure until recently.

Based upon the foregoing, the Registrant respectfully submits that such a withdrawal would be consistent with the public interest and the protection of investors. The Registrant requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal.

Please direct any questions or comments relating to this filing to me at (403) 693-8014.

Sincerely,

/s/ W. SCOTT LAWLER
 W. Scott Lawler, Esq.
Legal Counsel

cc: Mr. Bruno Desmarais - President, Millennium Capital Venture Holdings, Inc.